Ossen Innovation Announces New Steel Strand Supply Contract for Infrastructure Project in Jujiang City

SHANGHAI, October 21, 2013 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has been awarded a contract to supply 15,000 tons of plain surface steel strands to a construction company responsible for building the new Jiujiang express loop highway in Jiujiang City, Jiangxi Province, China. The steel strands will be used in the construction of bridges and elevated highways in this infrastructure project.

“Ossen is very pleased to announce this important contract win,” said Dr. Liang Tang, Chairman of Ossen Innovation. “The 29-mile, $508 million Jiujiang express loop highway project is an important part of China’s 2020 highway network plan and will connect Jiujiang City and Xingzi County. The proximity of our Jiujiang manufacturing facility to this infrastructure project, combined with our solid reputation for delivering high quality products for similar projects, allowed us to successfully bid on and ultimately win this contract. Based on information received from the construction company responsible for building the Jujiang express loop highway, Ossen expects to begin delivery of the plain surface steel strands in the first quarter of 2014. We hope to announce additional supply contracts for other China-based infrastructure projects in the near future,” concluded Dr. Tang.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web:www.osseninnovation.com

Investor Relations FCC Group LLC Phone: +1-347-850-7098 Email: ir@ossencorp.com

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